UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

Suite 1800 - 925 West Georgia Street
Vancouver, British Columbia V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F   [x] Form 40-F

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference (i) as Exhibits to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-273734) and (ii) into the Registration Statement on Form S-8 of First Majestic Silver Corp. (File No. 333-258124).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2024.

99.2	Management's Discussion and Analysis for the Quarter Ended June 30, 2024.

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

99.5	News release dated August 1, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Samir Patel
Samir Patel
General Counsel & Corporate Secretary

August 1, 2024